

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

Via Facsimile
Mr. Mario Augusto da Silva
Chief Financial Officer
Braskem S.A.
Rua Lemos Monteiro, 120-24 andar
Butantã – São Paulo, SP
CEP 05501-050
Brazil

> **Re:** **Braskem S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 1-14862**

Dear Mr. Silva:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1.   We note your disclosure indicating that you operate one salt mine in Brazil. Please quantify the total asset value of all mining and processing facilities and tell us if you have considered additional disclosure pursuant to the provisions in Industry Guide 7.

Item 5. Operating and Financial Review and Prospects, page 54
Results of Operations, page 68

2.   We note your disclosure that the decline in financial expenses during the year ended December 31, 2013 was primarily the result of your designation, on May 1, 2013, of part

of your dollar-denominated liabilities as a hedge for future exports. Please provide us the following additional information regarding your designation and accounting:

- More fully explain why you designated part of your dollar-denominated liabilities as a hedge for future exports on May 1, 2013;

- Explain how you determined your designation complies with the provisions of IAS 39.88;

- Tell us how you determined the hedge is "highly effective" and explain how you assess hedge effectiveness, and also, indicate if any amounts have been recognized since your designation;

- More fully explain how you determined your future exports are "highly probable";

- Tell us when the dollar-denominated liabilities are due and tell us the date or time period(s) when the future exports will occur;

- More fully explain when the accumulated gain or loss related to exchange variations on the designated liabilities will be recognized;

- Revise your disclosures on pages 141-142 in future filings to address the impact of your hedge designation on May 1, 2013 on foreign currency exchange rate risk.

Financial Statements, page F-1
Note 23. Income Tax and Social Contribution, page F-82

3.   Please revise future filings to disclose, here or in critical accounting policies, the amount of taxable income you will be required to generate to fully realize your deferred tax assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief